UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sage Therapeutics, Inc.

(Name of Subject Company)

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

78667J108

(CUSIP Number of Class of Securities)

Timothy C. Dec

Senior Vice President and Chief Financial Officer

Supernus Pharmaceuticals, Inc.

9715 Key West Ave

Rockville, Maryland 20850

Telephone: (301) 838-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Mark I. Gruhin, Esq.

George A. Naya, Esq.

Saul Ewing LLP

1919 Pennsylvania Avenue NW

Washington, DC 20006

Telephone: (202) 333-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Sage Therapeutics, Inc., a Delaware corporation (“Sage” or “Company”), with the Securities and Exchange Commission on July 2, 2025, relating to the tender offer by Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus” or “Parent”), and Saphire, Inc., a Delaware corporation and a wholly owned subsidiary of Supernus (“Purchaser”), to purchase all of the outstanding shares of common stock of Sage, par value $0.0001 per share (the “Shares”), for (i) $8.50 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, plus (ii) one contingent value right per Share (a “CVR”), which represents the right to receive up to $3.50 per Share upon the satisfaction of specified milestones, net to the seller in cash, without interest and subject to any withholding of taxes, pursuant to the CVR Agreement (as defined in the Agreement and Plan of Merger, dated June 13, 2025, by and among Supernus, Purchaser and Sage (the “Merger Agreement”)), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2025 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as may be amended or supplemented from time to time, and together with the Offer to Purchase, the “Offer”), pursuant to the Merger Agreement.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.  By adding the following section after the last full paragraph on page 70 in the section captioned “—Cautionary Note Regarding Forward Looking Statements”:

“Expiration of Offering Period; Completion of Merger

At one minute past 11:59 p.m., Eastern Time, on July 30, 2025 (the “Expiration Date”), the Offer expired and was not further extended. Equiniti Trust Company, LLC, in its capacity as the depositary for the Offer, advised Purchaser that, as of the Expiration Date, a total of 36,313,509 Shares were validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 58% of the total number of Shares outstanding at the time of the expiration of the Offer. The number of Shares tendered satisfied the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer were satisfied, Purchaser irrevocably accepted for payment all the Shares validly tendered (and not validly withdrawn) pursuant to the Offer effective as of the Expiration Date, and will, as promptly as practicable thereafter, pay for such Shares as required by the Merger Agreement.

Following the consummation of the Offer on July 31, 2025, Supernus completed its acquisition of Sage, pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into Sage without a meeting of the Sage stockholders in accordance with Section 251(h) of the DGCL, with Sage continuing as the Surviving Corporation and a wholly owned subsidiary of Supernus.

As a result of the Merger, the Shares will be delisted from and will cease to trade on the Nasdaq Global Market and will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAGE THERAPEUTICS, INC.

By:	/s/ Jack A. Khattar
Name: Jack A. Khattar
Title: President and Treasurer

Dated: July 31, 2025

[Signature page to 14D-9 Amendment #3]